July 5, 2022	Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 +1 415 773 5700 orrick.com
Ms. Christina Chalk
Senior Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	Richard Vernon Smith E rsmith@orrick.com D +1 415 773 5830 F +1 650 614 7401

Re:	Hailiang Education Group Inc. Schedule 13E-3 filed June 1, 2022 by Hailiang Education Group Inc., et al. File No. 005-89278

Dear Ms. Chalk:

On behalf of Hailiang Education Group Inc. (the “Company”), we set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained a letter dated June 28, 2022 with respect to Schedule 13E-3, File No. 005-89278 (the “Schedule 13E-3”) filed on June 1, 2022 by the Company and other filing persons named therein (together with the Company, collectively, the “Filing Persons”). For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Company..

Please note that all references to page numbers in the responses below are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter. The Amendment and the Revised Proxy Statement each incorporates the changes made in response to the Staff’s comments and certain other updated information. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) to the Schedule 13E-3 filed on July 20, 2020 (the “Preliminary Proxy Statement”), respectively, is being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment or the Revised Proxy Statement as applicable. To the extent any response or update relates to information concerning any Filing Persons other than the Company, such response is included in this letter, the Amendment and the Revised Proxy Statement based on information provided to us by the responding Filing Persons and their representatives.

Schedule 13E-3 filed June 1, 2022

Special Factors, page 24

1.	We note the disclosure here that Mr. Feng submitted a proposal to acquire the Company on December 23, 2021. It appears that Mr. Feng filed a joint Schedule 13D announcing the merger in May 2022. We note his Schedule 13G filing on January 29, 2016, but we also note that several of the entities through which Mr. Feng currently appears to own hold Hailiang Shares (Gain Success Group Ltd. and Fame Best International Ltd.) were not included on that filing. In your response letter, please advise why Mr. Feng's Schedule 13D in May 2022 was timely under these facts.

We acknowledge the Staff’s comment and respectfully advise the Staff that Mr. Feng will provide to you by separate letter a written response to such comment.

Opinion of the Special Committee's Financial Advisor, page 45

Summary Term Sheet, page 1

2.	We note the disclosure on page 49 that Duff & Phelps' opinion may not be used without its express consent. Revise to state it has consented to the use of its opinion in this filing.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 49 of the Revised Proxy Statement.

3.	In the same paragraph, we also note disclosure that the Duff & Phelps opinion was provided "solely for the use and benefit of the Special Committee... and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps' express consent." Revise to delete this disclaimer on reliance by shareholders. Alternatively, revise to disclose the Company's and Duff & Phelps' basis for the belief that shareholders cannot rely on the fairness opinion. Your amended disclosure should identify any state law authority supporting your position. In the absence of such state law authority, it should note that this issue would be determined by a court of competent jurisdiction. In addition, note that resolution of that issue will have no effect on the rights and responsibilities of the board under state law, and the availability of this defense will have no effect on the rights and responsibilities of either the board or Duff & Phelps under the federal securities laws.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 49 of the Revised Proxy Statement.

4.	We note that the Duff & Phelps materials included as Exhibit 99(c)(2) entitled "Fairness Analysis Presented to the Special Committee of Independent Directors" include a Trading Analysis section analyzing the trading price of the Company's shares from December 2021 through May 2022. Those materials also compare the offer price premium (or discount) to various of such trading values during the relevant period. Revise this section to summarize that information here, including how Duff & Phelps analyzed the significant discount to the trading prices for the Hailiang's shares during the 90 days, 60 days and 30 days VWAP prices in conducting its fairness analysis. Provide the same discussion for the members of the Buyers Group and the Company as to how they considered this fact in analyzing fairness.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 35 and 38 of the Revised Proxy Statement.

We respectfully advise the Staff that, according to Duff & Phelps, 30VWAP, 60VWAP and 90VWAP are trailing volume weighted average prices for the Company’s ADSs prior to the preliminary non-binding received on December 23, 2021.

On May 14, 2021, the People's Republic of China's State Council announced the issuance of the 2021 Implementation Rules for Private Education Laws which became effective on September 1, 2021, the share price of the Company generally exhibits a downward trend since then. On November 12, 2021, the Company announced its financial results for the fiscal year ended June 30, 2021. According to IFRS 10 - Consolidated Financial Statements, the Company concluded that it lost control of the affiliated entities providing compulsory education services on September 1, 2021. The Company has determined that it has ceased all revenue-generating activities related to the compulsory education business as of June 30, 2021 and classified the historical financial results of compulsory education business as discontinued operations in the Company's Consolidated Statements of Profit or Loss and Other Comprehensive Income for all periods presented. Following the Company’s November 12th announcement, the trading prices of the Company’s ADSs dropped from $29.3 to $11.45 from November 12, 2021 to December 22, 2021.

Selected Public Companies and Merger and Acquisition Transactions Analyses, page 50

5.	We note the disclosure that Duff & Phelps did not apply the range of selected multiples yielded by the review of the comparable public companies, but did review and consider various valuation multiples for the Company. Explain why it did not apply the selected multiples yielded by the review of the comparable companies and discuss how it determined which valuation multiples to consider for the Company.

We respectfully advise the Staff that Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. Among the seven comparable companies selected, China Maple Leaf Educational Systems Limited, Wisdom Education International Holdings Company Limited and Bright Scholar Education Holdings Limited conduct business primarily in the private K-12 education industry. Due to the tightening of regulations by Chinese governmental regulators applicable to the private K-12 education industry, Duff & Phelps was unable to identify any consensus equity analyst estimates for these comparable companies. China Education Group Holdings Limited, Hope Education Group Co., Ltd., China YuHua Education Corporation Limited, and China Kepei Education Group Limited conduct business primarily in the higher education industry. Duff & Phelps did not apply multiples relating to these companies given differences in their financial and operating characteristics compared to the Company. Due to the limited comparability of the selected public companies described above, none of the companies utilized for comparative purposes in Duff & Phelps’ analysis were deemed directly comparable to the Company.

To determine which valuation multiples to consider for the Company, Duff & Phelps reviewed various valuation multiples in the context of the companies’ relative size, forecasted growth in revenue and profits, profit margins, capital spending, revenue mix, and other characteristics that Duff & Phelps deemed relevant.

Selected M&A Transactions Analysis, page 54

6.	Refer to the disclosure in the last paragraph on page 54. Explain what is meant by the term "select" in the following sentence: "Duff & Phelps did not select valuation multiples for the Company based on the selected M&A transactions analysis." That is, clarify whether the applicable multiples yielded by the comparable transactions analysis were applied to the Company. If they were not, explain why the comparable M&A transactions analysis was conducted as part of the fairness opinion.

We respectfully advise the Staff that M&A transactions multiples identified by Duff & Phelps were not applied to the Company. Duff & Phelps reviewed certain merger and acquisition transactions involving target companies that were deemed relevant to its analysis. Among the six comparable transactions Duff & Phelps deemed relevant to the Proposed Transaction and concluded in the M&A transactions analysis, most targets conduct business primarily in the higher education industry. Although none of the transactions utilized for comparative purposes are directly comparable to the Proposed Transaction in the context of the Company’s financial and operating characteristics, a complete valuation analysis of the Proposed Transaction involves review of certain merger and acquisition transactions in the context of the Company’s relative size, forecasted growth in revenue and profits, profit margins, capital spending, revenue mix, and other characteristics that Duff & Phelps deemed relevant. Due to the complex considerations and judgments concerning differences in financial and operating characteristics of such targets, as well as other factors that could affect their value relative to that of the Company, the Selected M&A Transactions Analysis is subject to certain limitations.

Buyer Group's Purposes of and Reasons for the Merger, page 57

7.	Explain your statement that the "operating environment has changed in a significant manner since the Company's initial public offering and these changes have increased the uncertainty and volatility inherent in the business model of the Company." Describe the specific changes to which you refer, when they occurred or began, and why you are seeking to undertake this transaction at this time.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 57 of the Revised Proxy Statement.

* * *

Please note that at the end of this letter a written acknowledgement from the issuer and the other filing persons to the Schedule 13E-3. If you have any questions about this filing or the Company’s responses, please contact me at (415) 773-5830 or rsmith@orrick.com.

Sincerely,

/s/ Richard Vernon Smith
Richard Vernon Smith

cc:

Jeffrey J. Sun, Esq.

Orrick, Herrington & Sutcliffe LLP

Fang Liu, Esq.

Yiyang Daciuk, Esq.

VCL Law LLP

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

ACKNOWLEDGMENT

In response to the SEC comment letter dated June 28, 2022 regarding the Schedule 13E-3, File No. 005-89278, filed on June 1, 2022 by Hailiang Education Group Inc. and other filing persons named therein, the undersigned hereby acknowledge the following in connection with the Amendment filed with this response, as well as any subsequent amendment filed with the SEC:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hailiang Education Group Inc.

By	/s/ Junwei CHEN
	Name:	Junwei CHEN
	Title:	Chairman and CEO

Hailiang Education International Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

HE Merger Sub Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

Hailiang Feng

/s/ Hailiang FENG

Jet Victory International Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

Brilliant One Development Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

Fame Best International Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

Gain Success Group Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

[Signature Page to Acknowledgement]